Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Statement No. 333-131369

Offering Summary Subject to Completion, Dated August 4, 2008

(Related to the Pricing Supplement No. 180 (to Prospectus and Prospectus Supplement each dated January 30, 2006), Subject to Completion, Dated August 4, 2008)

THIS OFFERING SUMMARY REPRESENTS A SUMMARY OF THE TERMS AND CONDITIONS OF THE NOTES.  WE ENCOURAGE YOU TO READ THE PRELIMINARY PRICING SUPPLEMENT AND ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS RELATED TO THIS OFFERING.

One Year 95% Principal Protected Gold Linked Notes Due August [•], 2009

Issuer	AB SVENSK EXPORTKREDIT.

Aggregate Principal Amount	$[•].

Issue Price	[•]% of the principal amount of each note.

Issuer Ratings	AA+/Aa1 (S&P/Moody’s), subject to change during the term of the notes.

Pricing Date	August [26], 2008, but if that day is not a Commodity Business Day or is a Disrupted Day with respect to gold, then the next Commodity Business Day that is not a Disrupted Day.

Strike Date	Same as Pricing Date.

Issue Date	Three Payment Business Days after the Pricing Date.

Maturity Date	August [•], 2009.

Valuation Date	Five Commodity Business Days prior to the Maturity Date.

Interest Rate	The notes do not bear periodic interest.

Principal Protection	95% of Principal protection only if held to maturity.

Payment at Maturity	For each $1,000 note, $950 plus a Supplement Return Amount, which may be positive or zero.

Supplement Return Amount	For each $1,000 note, $1,000 multiplied by the Underlying Return, provided that the Underlying Return will not be less than zero, otherwise $0.

Underlying Return	(Ending Level – Starting Level) / (Starting Level), subject to a maximum of 20%.

Starting Level	$[•], the price of gold in U.S. dollars as quoted on Reuters Page “GOFO” or any successor page, the London PM Fixing on the Pricing Date.

Ending Level	The price of gold in U.S. dollars to be determined on the Valuation Date as quoted on Reuters Page “GOFO” or any successor page, the London PM Fixing.

Denominations	The notes will be issued in denominations of $1,000 and in integral multiples in excess thereof.

CUSIP Number	00254EFK3

Trustee	The Bank of New York Mellon Trust Company, N.A., successor in interest to J.P. Morgan Trust Company, National Association.

Calculation Agent	Citibank, N.A.

Tax Redemption

We cannot redeem the notes prior to maturity unless, due to the imposition by Sweden or one of its taxing authorities of any tax, assessment or governmental charge subsequent to the date of the issuance of the notes, we would become obligated to pay additional amounts.  If such an imposition occurs, we may at our option redeem all but not less than all the notes by giving notice specifying a redemption date at least 30 days, but not more than 60 days, after the date of the notice.  In such event, the redemption price will be equal to the arithmetic average of the bid and ask prices of the notes on the fifth Payment Business Day prior to the redemption date, as determined by the Calculation Agent in good faith and in a commercially reasonable manner to be fair and equitable to the holders of the notes (which determination shall be binding on us and the holders of the notes).

Underwriting Discount

[0.00]%.  However, it is possible that Citigroup Global Markets Inc. may profit from expected hedging activity related to this offering, even if the value of the notes declines.  You should refer to “Key Risk Factors” below and “Risk Factors” and “Plan of Distribution” in the preliminary pricing supplement related to this offering for more information.

Sales Commission Earned	$7.50 to $10.00 (to be determined on the Pricing Date) per note for each note sold by a Smith Barney Financial Advisor.

Sales Concession Granted

Not to exceed $7.50 to $10.00 (to be determined on the Pricing Date) per note for each note sold by a dealer, including Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets Inc.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this offering summary relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Citigroup Global Markets Inc. by calling toll-free 1-877-858-5407.

Key Risk Factors for the Notes

The following summarizes certain key risk factors related to an investment in the notes.  You should refer to “Risk Factors” in the preliminary pricing supplement related to this offering for additional information.

You may lose a portion of your investment if the price of gold declines or appreciates by less than 5%.

The amount of the maturity payment will depend on the gold price return, which is the percentage change of the price of gold from the pricing date to the valuation date. You will receive at maturity at least the principal amount of the notes you then hold only if the gold price return is equal to or greater than 5%. If the gold price return is less than 5%, the amount you receive at maturity will be less than the principal amount of your notes and could be as low as $950 for each note you hold, in which case your investment in the notes will result in a loss. This will be true even if the price of gold exceeds the Starting Level by more than 5% at one or more times during the term of the notes, but the Ending Level on the Valuation Date is less than 105% of the Starting Level.

The Supplement Return Amount will be offset.

The amount you receive at maturity will be determined by adding the Supplement Return Amount, if any, to 95%, not 100%, of the principal amount of the notes. Even though the Supplement Return Amount could be as much as 20% of a direct investment in the price of gold, the Supplement Return Amount, if any, will be offset by an amount equal to 5% of the principal amount of the notes, or $50 for each $1,000 principal amount of notes.

Any appreciation of your investment in the notes will be limited.

Because the Supplement Return Amount on the notes will be capped at 20% of the principal amount of the notes, the maximum amount, including principal, you could receive at maturity is $1,150 per note. Thus, the notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the price of gold and not subject to a cap.

No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments on the notes.

No principal protection unless you hold the notes to Maturity

You will be entitled to receive at least 95% of the principal amount of your notes only if you hold the notes to maturity, and you may receive less than your initial investment if you sell your notes in the secondary market prior to maturity.  In the event of a tax redemption, the redemption price may be below the principal amount of your notes.

Secondary Market May Not Be Liquid

The notes will not be listed on any exchange.  There is currently no secondary market for the notes.  Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the notes.  Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes.

Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets Inc. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price includes, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by Citigroup Global Markets Inc. as a result of dealer discounts, mark-ups or other transaction costs.

SEK Credit Risk

The notes are subject to our credit risk.

Fees and Conflicts

We, Citigroup Global Markets Inc., Citibank, N.A. and their affiliates may hedge our exposure under the notes by entering into various transactions.  Any such party may adjust these hedges at any time and from time to time.  It is possible that we, Citigroup Global Markets Inc., Citibank, N.A. and/or their affiliates could receive substantial returns with respect to these hedging activities while the value of your notes may decline.

Citigroup Global Markets Inc., Citibank, N.A. and their affiliates may also engage in trading for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers relating to one or more of the commodities.  Any of these activities of Citigroup Global Markets Inc., Citibank, N.A. or their affiliates could adversely affect prices for the commodities and, therefore, the market value of your notes and the amount we will pay on your notes.

We may also issue, and Citigroup Global Markets Inc., Citibank, N.A. and their affiliates may also issue or underwrite, other securities or financial or derivative instruments indexed to the commodities or other commodities, which might compete with the notes.  By introducing competing products into the marketplace in this manner, Citigroup Global Markets Inc., Citibank, N.A. and their affiliates and we could adversely affect the market value of your notes and the amount we pay on your notes at maturity.  To the extent that Citigroup Global Markets Inc., Citibank, N.A. or their affiliates serve as issuer, agent or underwriter of those securities or other similar instruments, their interests with respect to those products may be adverse to your interests as a holder of the notes.

Description of the Gold Price

General

Return on the notes, if any, will be determined by reference to the price of a troy ounce of gold generally known as the London PM Fixing.  We have derived all information regarding the London PM Fixing of gold price from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the London Gold Market Fixing Ltd. We make no representation or warranty as to the accuracy or completeness of such information.

The London PM Fixing of gold price is set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time.  During each session, orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms, which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The gold price is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media.  As of August 1, 2008, the five members of the London Gold Market Fixing Ltd. were The Bank of Nova Scotia – ScotiaMocatta, HSBC, Deutsche Bank AG London, Société Générale Corporate & Investment Banking and Barclays Bank.

You should refer to the preliminary pricing supplement related to this offering for additional information on the price of gold, including additional information on the London PM Fixing.

Historical Data on the Gold Price

The following table sets forth, for each of the quarterly periods indicated, the high and low London PM Fixing of a troy ounce of gold, as reported by Bloomberg.  These historical data on the price of gold are not indicative of the future performance of the price of gold or what the value of the notes may be.  Any historical upward or downward trend in the price of gold during any period set forth below is not an indication that the price of gold is more or less likely to increase or decrease at any time during the term of the notes.

	High	Low
	(U.S. dollars)
1998
Quarter
First	304.85	278.70
Second	313.15	285.85
Third	298.10	273.40
Fourth	300.80	285.80

1999
Quarter
First	294.00	279.45
Second	287.95	258.15
Third	307.00	252.80
Fourth	325.50	276.10

2000
Quarter
First	312.70	275.75
Second	291.50	271.30
Third	287.65	269.50
Fourth	275.05	263.80

	High	Low
	(U.S. dollars)
2001
Quarter
First	272.50	256.25
Second	291.25	255.95
Third	293.25	265.10
Fourth	291.85	272.20

2002
Quarter
First	304.30	277.75
Second	327.05	297.75
Third	326.30	302.25
Fourth	349.30	310.75

2003
Quarter
First	382.10	329.45
Second	371.40	319.90
Third	390.70	342.50
Fourth	416.25	370.25

2004
Quarter
First	425.50	390.50
Second	427.25	375.00
Third	415.65	387.30
Fourth	454.20	411.25

2005
Quarter
First	443.70	411.10
Second	440.55	414.45
Third	473.25	418.35
Fourth	536.50	456.50

2006
Quarter
First	584.00	524.75
Second	725.00	567.00
Third	663.25	573.60
Fourth	648.75	560.75

2007
Quarter
First	685.75	608.40
Second	691.40	642.10
Third	743.00	648.75
Fourth	841.10	725.50

2008
Quarter
First	1011.25	846.75
Second	946.00	853.00
Third*	986.00	897.50

*up to July 31, 2008

The London PM Fixing of a troy ounce of gold on July 31, 2008, as reported on Reuters Page “GOFO,” was $918.00.

The following graph illustrates the historical performance of the prices of a troy ounce of gold based on London PM Fix thereof, as reported by Bloomberg, from January 5, 2008 through July 31, 2008.  Past movements of gold price are not indicative of future prices of gold.  Any historical upward or downward trend in the price of gold during any period set forth below is not an indication that the price of gold is more or less likely to increase or decrease at any time during the term of the notes.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of $1,000 principal amount of notes based on various Ending Levels of gold. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

•                  Principal amount: $1,000 per note

•                  Starting Level: $950

•                  Principal Protection at Maturity: 95% ($950 per note)

•                  Maximum Supplement Return Amount: 20% of the principal amount per note

•                  Maturity: Exactly 1 year

•                  The notes are purchased on the issue date and are held through the maturity date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Supplement Return Amount, which, in turn, will depend on the actual Starting Level, Ending Level and maximum Underlying Return.

Hypothetical Ending Levels of Gold	Hypothetical Underlying Return Percentage(1)	Hypothetical Capped Underlying Percentage	Hypothetical Supplement Return Amount per $1,000(2)	Hypothetical Payment at Maturity per $1,000(3)	Hypothetical Return of the Notes
$700.00	-26.316%	-26.316%	$0.00	$950.00	-5.00%
$725.00	-23.684%	-23.684%	$0.00	$950.00	-5.00%
$750.00	-21.053%	-21.053%	$0.00	$950.00	-5.00%
$775.00	-18.421%	-18.421%	$0.00	$950.00	-5.00%
$800.00	-15.789%	-15.789%	$0.00	$950.00	-5.00%
$825.00	-13.158%	-13.158%	$0.00	$950.00	-5.00%
$850.00	-10.526%	-10.526%	$0.00	$950.00	-5.00%
$875.00	-7.895%	-7.895%	$0.00	$950.00	-5.00%
$900.00	-5.263%	-5.263%	$0.00	$950.00	-5.00%
$925.00	-2.632%	-2.632%	$0.00	$950.00	-5.00%
$950.00	0.000%	0.000%	$0.00	$950.00	-5.00%
$975.00	2.632%	2.632%	$26.32	$976.32	-2.37%
$1,000.00	5.263%	5.263%	$52.63	$1,002.63	0.26%
$1,025.00	7.895%	7.895%	$78.95	$1,028.95	2.89%
$1,050.00	10.526%	10.526%	$105.26	$1,055.26	5.53%
$1,075.00	13.158%	13.158%	$131.58	$1,081.58	8.16%
$1,100.00	15.789%	15.789%	$157.89	$1,107.89	10.79%
$1,125.00	18.421%	18.421%	$184.21	$1,134.21	13.42%
$1,150.00	21.053%	20.000%	$200.00	$1,150.00	15.00%
$1,175.00	23.684%	20.000%	$200.00	$1,150.00	15.00%
$1,200.00	26.316%	20.000%	$200.00	$1,150.00	15.00%
$1,225.00	28.947%	20.000%	$200.00	$1,150.00	15.00%
$1,250.00	31.579%	20.000%	$200.00	$1,150.00	15.00%

(1)	Hypothetical Underlying Return = (Hypothetical Ending Level – Hypothetical Starting Level) / Hypothetical Starting Level

(2)

If the Hypothetical Underlying Return is greater than 0%, the Hypothetical Supplement Return Amount = $1,000 x Hypothetical Starting Level, provided that the Hypothetical Supplement Return Amount cannot be greater than $200 per note. If the Hypothetical Underlying Return is less than or equal to 0%, the Hypothetical Supplement Return Amount = $0

(3)	Hypothetical Maturity Payment per Note = $950+ Hypothetical Supplement Return Amount

Certain U.S. Federal Income Tax Considerations

The following summarizes certain U.S. federal income tax considerations for initial U.S. investors that hold the notes as capital assets. All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their own tax advisors to determine the tax consequences particular to their situation.

A cash-method U.S. holder generally will not be required to recognize income with respect to the notes until the maturity of the notes. Although there are no specific rules that provide for treatment of accrual-method U.S. holders, accrual-method U.S. holders generally should not be required to recognize income with respect to the notes prior to the date on which the amount of the contingent payment made with respect to the notes becomes fixed. Any gain at maturity generally will be treated as ordinary income.

Additional Considerations

Client accounts over which Citigroup Global Markets Inc. or its affiliates have investment discretion or otherwise act as fiduciary are not permitted to purchase the notes, either directly or indirectly. This includes employee benefit plans that are subject to the Employment Retirement Income Security Act of 1974, as amended (“ERISA”), individual retirement accounts and every other client account over which Citigroup Global Markets Inc. or its affiliates have investment discretion or act as fiduciary.